UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 033-98734-17

Pooled SBA Loan-Backed Securities Shelf
(with respect to Wachovia SBA Lending, Inc., Series 1996-2)

(Exact name of registrant as specified in its charter)

301 South College Street, Suite E Charlotte, NC 28288-5578

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1996-2, Class A
Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1996-2, Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to Terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ X ]

Approximate number of holders of record as of the certification or notice date: 6

Pursuant to the requirements of the Securities Exchange Act of 1934 Wachovia SBA Lending, Inc., as servicer on behalf of Wachovia SBA Lending, Inc., Loan-Backed Adjustable Rate Certificates, Series 1996-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 29, 2005	By: /s/ Stephanie Hartson Name: Stephanie Hartson Title: Asst. Vice President